As filed with the Securities and Exchange Commission on July 5, 2007
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM F-7
REGISTRATION STATEMENT
UNDER THE
SECURITIES ACT OF 1933

ATS AUTOMATION TOOLING SYSTEMS INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada (Province or other jurisdiction of incorporation or organization)	3569 (Primary Standard Industrial Classification Code Number)	980149239 (I.R.S. Employer Identification Number)
250 Royal Oak Road, Cambridge, Ontario, Canada, N3H 4R6 (519) 653-6500
(Address and telephone number of Registrant’s principal executive offices)

ATS Carolina Inc.
1510 Cedar Line Drive, Rock Hill, South Carolina 29730
(803) 324-9300
(Name, address and telephone number of agent for service in the United States)

Copies to:

Stewart McCuaig General Counsel ATS Automation Tooling Systems Inc. 250 Royal Oak Road Cambridge, Ontario, Canada N3H 4R6 Telephone (519) 653-6500	Christopher J. Cummings Shearman & Sterling LLP Commerce Court West 199 Bay Street, Suite 4405 Toronto, Ontario, Canada M5L 1E8 Telephone (416) 360-8484	Christopher Hewat Blake, Cassels & Graydon LLP Commerce Court West 199 Bay Street, Suite 2800 Toronto, Ontario, Canada M5L 1A9 Telephone (416) 863-2400
Approximate date of commencement of proposed sale of the securities to the public:
As soon as practicable after this registration statement becomes effective.
This registration statement and any amendment thereto shall become effective upon filing with the Commission in accordance with
Rule 467(a).
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box: ☐
CALCULATION OF REGISTRATION FEE (1)

		Proposed Maximum	Proposed Maximum		Amount of
Title of Each Class of	Amount to be	Offering	Aggregate		Registration
Securities to be Registered	Registered	Price per Unit	Offering Price(2)		Fee
Common Shares, no par value	17,690,150	CAD$6.23	US$	104,040,059	US$	3,194.03

(1)	Calculation of Fee is in accordance with General Instruction II.F of Form F-7.

(2)	Based on the exchange rate of US$1.00 to Cdn. $1.0593, the noon buying rate as reported by the Federal Reserve Bank of New York on July 3, 2007 for all transfers in foreign currencies as certified for customs purposes.
     If, as a result of stock splits, stock dividends or similar transactions, the number of securities purported to be registered on this registration statement changes, the provisions of Rule 416 shall apply to this registration statement.

PART I INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS
PART II INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
SIGNATURES
POWER OF ATTORNEY
INDEX TO EXHIBITS
EX-1.1
EX-1.2
EX-2.1
EX-2.2
EX-2.3
EX-2.6
EX-3.1
EX-3.2
EX-3.3

PART I
INFORMATION REQUIRED TO BE SENT TO SHAREHOLDERS

Please read this material carefully as you are required to make a decision prior to 5:00 p.m. (Toronto time) on the Expiry Date indicated below. If you are uncertain as to how to deal with it you should contact your investment dealer, stock broker, bank manager or other professional advisor.
No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.
Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of ATS Automation Tooling Systems Inc. at its head office and principal place of business at 250 Royal Oak Road, Cambridge, Ontario, N3H 4R6 (Telephone: 519-650-6501), and copies are also available electronically at www.sedar.com. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of ATS Automation Tooling Systems Inc. at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.
SHORT FORM PROSPECTUS

Rights Offering	July 5, 2007
ATS Automation Tooling Systems Inc.
Offering of Rights to Subscribe for Common Shares

Subscription Price: 3.35 Rights and $6.23 per Common Share
ATS Automation Tooling Systems Inc. (“ATS” or the “Company”) will issue to holders of its outstanding common shares (the “Common Shares”), at the close of business on July 19, 2007 (the “Record Date”), transferable rights (the “Rights”) to subscribe for and purchase an aggregate of approximately 17,690,150 Common Shares (the “Offering”). Each holder of Common Shares (a “Shareholder”) at the close of business on the Record Date is entitled to receive one Right for each Common Share held. The Rights are fully transferable within Canada and divisible and will be represented by rights certificates (the “Rights Certificates”). For every 3.35 Rights held, the holder is entitled to acquire one Common Share (the “Basic Subscription Privilege”) at a price of $6.23 per Common Share (the “Subscription Price”) on or before 5:00 p.m. (Toronto time) (the “Expiry Time”) on August 14, 2007 (the “Expiry Date”). No fractional Common Shares will be issued. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for Common Shares (“Additional Shares”), if any, that are not otherwise subscribed for under the Offering, on a pro rata basis, prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege (as hereinafter defined). Ineligible Holders (as defined herein) will not be issued Rights Certificates and will not be permitted to exercise their Rights. See “Description of Offered Securities”. Rights not exercised at or before the Expiry Time on the Expiry Date will be void and will have no value. Any subscription for Common Shares will be irrevocable once submitted.

			Net Proceeds to the
	Offering Price	Standby Fees (1)	Company (2)
Per Common Share	$6.23	$0.22	$6.01
Total(1)	$110,209,634	$3,857,337	$106,352,297

Notes:

(1)	The Company has entered into a Standby Purchase Agreement with Goldman Sachs Canada Inc., Goodwood Inc. and Mason Capital Management, LLC, which have agreed to purchase (or to cause to be purchased) all Common Shares that are not otherwise purchased pursuant to the Offering. See “Standby Commitment”.

(2)	Before deducting the other expenses of the Offering, estimated to be approximately $ 3,750,000 (including an advisory fee payable to BMO Nesbitt Burns Inc. and UBS Securities Canada Inc. to act as financial advisors to the Company and to solicit the exercise of Rights), which will be paid from the proceeds of the Offering. See “Plan of Distribution”.
     This short form prospectus qualifies for distribution the Rights and the Common Shares issuable upon the exercise thereof. The Rights and Common Shares issuable upon the exercise of the Rights will be listed on the Toronto Stock Exchange (“TSX”). On July 17, 2007, the Rights will commence trading on the TSX under the trading symbol “ATA.RT” and the Common Shares will commence trading on an ex rights basis, meaning that persons purchasing Common Shares on or following that date will not be entitled to receive the related Rights. The currently outstanding Common Shares are listed and posted for trading on the TSX under the symbol “ATA”. On July 4, 2007, the closing price for the Common Shares on the TSX was $8.93.
     Computershare Investor Services Inc. (the “Subscription Agent”), at its principal office in the City of Toronto (the “Subscription Office”), is the subscription agent for this Offering. See “Description of Offered Securities – Subscription and Transfer Agent”.
     For Common Shares held through a securities broker or dealer, bank or trust company or other participant (a “CDS Participant”) in the book based system administered by CDS Clearing and Depository Services Inc. (“CDS”), a subscriber may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for to such CDS Participant in accordance with the terms of this Offering. A subscriber wishing to subscribe for Additional Shares pursuant to the Additional Subscription Privilege must forward its request to the CDS Participant that holds the subscriber’s Rights prior to the Expiry Time on the Expiry Date, along with payment for the number of Additional Shares requested. Any excess funds will be returned by mail or credited to the subscriber’s account with its CDS Participant without interest or deduction. Subscriptions for Common Shares made through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. Shareholders that hold their Common Shares through a securities broker or dealer, bank or trust company or other participant (a “DTC Participant” and, together with a CDS Participant, a “Participant”) in the Depository Trust & Clearing Corporation (“DTC”) should contact their DTC Participant to determine how Rights may be exercised. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Date. See “Description of Offered Securities – Rights Certificate – Common Shares Held Through CDS or DTC”.
     For Common Shares held in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled will be mailed with a copy of this prospectus to each registered Shareholder as of the Record Date. In order to exercise the Rights represented by the Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in the manner and upon the terms set out in this prospectus. See “Description of Offered Securities – Rights Certificate – Common Shares Held in Registered Form”.
     If a Shareholder does not exercise, or sells or otherwise transfers, its Rights, then such Shareholder’s current percentage ownership in the Company may be diluted as a result of the exercise of the Rights.
     This Offering is made only in each province of Canada and in the United States (the “Eligible Jurisdictions”). This short form prospectus is not, and under no circumstances is to be construed as, an offering of any Common Shares for sale in any jurisdiction outside the Eligible Jurisdictions (an “Ineligible Jurisdiction”) or a solicitation therein of an offer to buy any securities. The Company may elect to make offers to certain other eligible investors as described herein (“Eligible Investors”). The Rights are not qualified under the securities laws of any Ineligible Jurisdictions and, except under the circumstances described herein, Rights may not be exercised by or on behalf of a holder of Rights resident in an Ineligible Jurisdiction. See “Description of Offered Securities – Ineligible Shareholders”.
     Under a standby purchase agreement dated as of June 20, 2007 (the “Standby Purchase Agreement”), Goldman Sachs Canada Inc. (“Goldman”), Goodwood Inc. (“Goodwood”) and Mason Capital Management, LLC (“Mason Capital”) (collectively, the “Standby Purchasers”) have each agreed, severally and not jointly, subject to certain terms and conditions, to purchase (or cause to be purchased), at the Subscription Price, as principal and not with a view to resale or distribution, all Common Shares offered pursuant to the Offering that are not otherwise purchased pursuant to the Offering (the “Standby Shares”), Goldman and Mason Capital each agreeing to purchase 40% of such Standby Shares and Goodwood agreeing to purchase 20% of such Standby Shares (subject to certain caps which could result in a limited re-allocation of the commitment to purchase Standby Shares among the Standby Purchasers). This prospectus qualifies the distribution of the Standby Shares. In consideration of the agreement of the Standby Purchasers to purchase the Standby Shares as provided above, the Standby Purchasers will be entitled in the aggregate to a fee at closing of the Offering equal to 3.5% of the aggregate gross proceeds of the Offering. See “Standby Commitment”.
     The Standby Purchasers are not engaged as underwriters in connection with the Offering and have not been involved in the preparation of or performed any review of this short form prospectus in the capacity of an underwriter.
     In the Standby Purchase Agreement: Goodwood has represented that it, together with its affiliates and certain investment funds and other persons managed or controlled by Goodwood, owned approximately 11.1% of the Common Shares of ATS outstanding on June 20, 2007 and consequently, Goodwood is an insider of the Company; Goldman has

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represented that it, together with its affiliates and other persons managed or controlled by Goldman, owned approximately 4.5% of the Common Shares of ATS outstanding on June 20, 2007; and Mason Capital has represented that it, together with its affiliates and other persons managed or controlled by Mason Capital, owned approximately 9.1% of the Common Shares of ATS outstanding on June 20, 2007. Pursuant to the Standby Purchase Agreement, each of Goodwood and the other Standby Purchasers has agreed that it will exercise its Basic Subscription Privilege in full and, for the benefit of the other Standby Purchasers, each has agreed that it will exercise its Additional Subscription Privilege and acquire Standby Shares under the Standby Purchase Agreement as follows: 20% for Goodwood and 40% for each of Goldman and Mason Capital. See “Description of Offered Securities – Intention of Standby Purchasers to Exercise Rights”.
     There are risks associated with an investment in Common Shares. See “Risk Factors” for a discussion of factors that should be considered by prospective investors and their advisors in assessing the appropriateness of an investment in Common Shares.
     This offering is made by a Canadian issuer, that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.
     THESE RIGHTS AND THE COMMON SHARES FOR WHICH THEY MAY BE EXERCISED HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.
     Prospective investors should be aware that the acquisition or disposition of the securities described in this prospectus and the expiry of an unexercised Right may have tax consequences in Canada, the United States, or elsewhere, depending on each particular existing or prospective investor’s specific circumstances. Such consequences for investors who are resident in, or citizens of, the United States are not described fully herein. Prospective investors should consult their own tax advisors with respect to such tax considerations.
     The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of Canada, that some or all of its officers and directors may be residents of a country other than the United States, that some or all of the dealer managers or experts named in the registration statement may be residents of Canada, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.
     Certain legal matters in connection with the Offering will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP, as to matters of Canadian law, and Shearman & Sterling LLP, as to matters of U.S. law, and on behalf of the Dealer Managers (as defined below) by Davies Ward Phillips & Vineberg LLP as to matters of Canadian law.

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ELIGIBILITY FOR INVESTMENT
     In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, and Davies Ward Phillips & Vineberg LLP, counsel to the Dealer Managers, the Rights and the Common Shares issued on the exercise of such Rights, when issued will be qualified investments under the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder for trusts governed by registered retirement saving plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, provided that the Rights and the Common Shares of ATS are listed at that time on a prescribed stock exchange (which currently includes the TSX).
DOCUMENTS INCORPORATED BY REFERENCE
     The following documents filed with the securities commission or other similar authority in each of the provinces of Canada are specifically incorporated by reference into and form an integral part of this short form prospectus:
(a)	the annual information form of the Company for the year ended March 31, 2007 and dated June 20, 2007;

(b)	the audited consolidated financial statements of the Company, including the notes thereto, as at and for the years ended March 31, 2007 and 2006 together with the auditors’ report thereon;

(c)	management’s discussion and analysis of operating results and financial condition of the Company for the year ended March 31, 2007;

(d)	the management information circular dated September 11, 2006 prepared in connection with the Company’s annual and special meeting of Shareholders held on October 27, 2006; and

(e)	the material change reports of the Company dated April 5, 2007 announcing the Company’s withdrawal of an initial public offering of shares in Photowatt Technologies Inc., and June 29, 2007 in respect of the Company’s June 20, 2007 press release announcing the Company’s determination to focus on its core automation systems business and this Offering.
     Any document of the Company of the type referred to above, press releases, and business acquisition reports filed by the Company with the securities commissions or similar authorities in each of the provinces of Canada after the date of this short form prospectus and prior to the termination of the Offering (excluding confidential material change reports) will be deemed to be incorporated by reference into this short form prospectus. The Company expects on or about August 9, 2007, which is 3 business days prior to the Expiry Date for the Offering, to release the unaudited consolidated financial statements of the Company, including the notes thereto, as at and for the three-month period ended June 30, 2007 and management’s discussion and analysis of operating results and financial condition of the Company for the same period (together, the “Fiscal 2008 Q1 Financials”) and to file its Fiscal 2008 Q1 Financials. Such release and filing shall be incorporated by reference into and form an integral part of this short form prospectus and copies thereof may be obtained in the manner set out below. Shareholders are reminded in this regard that all exercises of Rights and subscriptions for Common Shares will be irrevocable once submitted.
     Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in each of the provinces of Canada. Copies of the documents so incorporated by reference may be obtained on request without charge from the Secretary of the Company, 250 Royal Oak Road, Cambridge, Ontario, N3H 4R6 (Telephone: 519-650-6501). For the purpose of the Province of Québec, this prospectus contains information to be completed by consulting the permanent information record of the Company, a copy of which permanent information record may be obtained on request without charge from the Secretary of the Company at the above-noted address and telephone number. Copies of documents incorporated by reference or forming part of the permanent information record may be obtained by accessing the website of the Canadian securities regulatory authorities located at www.sedar.com.
     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus.
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
     This prospectus, including the documents incorporated herein by reference, contains forward-looking information and forward-looking statements within the meaning of applicable Canadian securities laws. Such forward-looking statements include statements regarding our intent, belief or current expectations primarily with respect to market and general economic conditions, future costs, expenditures and our future operating performance. Such statements may be indicated by words such as “estimate”, “expect”, “anticipate”, “plan”, “intend”, “believe”, “will”, “should”, “may” and similar words and phrases. Readers are cautioned that any such forward-looking information and statements are not guarantees and may involve risks and uncertainties, and that actual results, performance or achievements of ATS, or developments in ATS’s business or in its industry, may differ materially from the anticipated results, performance, achievements or developments expressed or implied by the forward-looking statements as a result of various factors. The information contained in this prospectus, including the documents incorporated herein by reference, identifies important factors underlying the forward-looking statements that could cause such differences, including specifically the risks set forth in “Risk Factors” herein and under the heading “Other Major Considerations and Risk Factors” in ATS’s management’s discussion and analysis of operating results and financial condition of the Company for the year ended March 31, 2007 incorporated herein by reference. There can be no assurance that the expectations of our management will prove to be correct and ATS cautions you not to place undue reliance upon any such forward-looking information and statements. All forward-looking information and statements made in this prospectus are qualified by these cautionary statements and other cautionary statements and factors contained herein.
     Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions, and except as may be required by applicable law, ATS does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

SUMMARY
The following is a summary of the principal features of the Offering and should be read together with, and is qualified in its entirety by, the more detailed information and financial data and statements contained elsewhere or incorporated by reference in this short form prospectus. Certain terms used in this summary and in the prospectus are defined elsewhere herein. Unless otherwise stated, all references in this prospectus to dollar amounts are in Canadian funds.

Issuer:	ATS Automation Tooling Systems Inc.

The Offering:	Rights to subscribe for up to approximately 17,690,150 Common Shares. Each Shareholder on the Record Date will receive one Right for each Common Share held.

Record Date:	July 19, 2007 (at 5:00 p.m. (Toronto time)).

Expiry Date:	August 14, 2007.

Expiry Time:	5:00 p.m. (Toronto time) on the Expiry Date. Rights not exercised at or before the Expiry Time on the Expiry Date will be void and have no value.

Subscription Price:	$6.23 per Common Share.

Net Proceeds:	Approximately $102,602,297, after deduction of standby fees described below and estimated expenses of approximately $3,750,000.

Basic Subscription Privilege:	Every 3.35 Rights entitle the holder thereof to subscribe for one Common Share upon payment of the Subscription Price. No fractional Common Shares will be issued. See “Description of Offered Securities – Basic Subscription Privilege”.

Additional Subscription Privilege:	Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe pro rata for the Common Shares, if any, not otherwise purchased pursuant to the Basic Subscription Privilege. See “Description of Offered Securities – Additional Subscription Privilege”.

Exercise of Rights:	For all Shareholders whose Common Shares are held in registered form, a Rights Certificate representing the total number of Rights to which such Shareholder is entitled as at the Record Date will be mailed with a copy of this prospectus to each such Shareholder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “Description of Offered Securities – How to Complete the Rights Certificate”. For Common Shares held through a CDS Participant, a subscriber may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such CDS Participant. Shareholders that hold their Common Shares through a DTC Participant should contact their DTC Participant to determine how Rights may be exercised. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time on the Expiry Date.

Shareholders in Ineligible Jurisdictions:	This Offering is made in all of the provinces of Canada and in the United States (collectively, the “Eligible Jurisdictions”). No subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or his or her agent, who appears to be, or who the Company has reason to believe is, not resident in an Eligible Jurisdiction (an “Ineligible Holder”), except that the Company may accept subscriptions in certain circumstances from persons in such jurisdictions if the Company determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each an “Approved Eligible Holder”). No Rights Certificates will be mailed to Ineligible Holders and Ineligible Holders will not be permitted to exercise their Rights. Holders of Common Shares who have not received Rights Certificates but are resident in an Eligible Jurisdiction or wish to be recognized as Approved Eligible Holders should contact the Subscription Agent at the earliest possible time. Rights of Ineligible Holders will be held by the Subscription Agent until 5:00 p.m. (Toronto time) on August 3, 2007 in order to provide the beneficial holders opportunity to claim the Rights Certificate by satisfying the Subscription Agent that the exercise of their Rights will not be in violation of the laws of the applicable jurisdiction. After such time, the Subscription Agent will attempt to sell the Rights of such registered Ineligible Shareholders on such date or dates and at such price or prices as the Subscription Agent shall determine in its sole discretion. See “Description of Offered Securities – Ineligible Shareholders”.

Standby Commitment:	Under the Standby Purchase Agreement each of Goldman, Goodwood and Mason Capital will act, severally and not jointly, as a Standby Purchaser to purchase, at the Subscription Price, as principal and not with a view to resale or distribution, all Common Shares that are not otherwise subscribed for under the Basic Subscription Privilege or the Additional Subscription Privilege. In consideration of the agreement of the Standby Purchasers to purchase the Standby Shares as provided in the Standby Purchase Agreement, the Standby Purchasers will be entitled in the aggregate to a fee at closing of the Offering equal to 3.5% of the aggregate gross proceeds of the Offering. See “Standby Commitment”.

Intention of Standby Purchasers to Exercise Rights:	In the Standby Purchase Agreement: Goodwood has represented that it, together with its affiliates and certain investment funds and other persons managed or controlled by Goodwood, owned approximately 11.1% of the Common Shares of ATS outstanding on June 20, 2007 and consequently, Goodwood is an insider of the Company; Goldman has represented that it, together with its affiliates and other persons managed or controlled by Goldman, owned approximately 4.5% of the Common Shares of ATS outstanding on June 20 2007; and Mason Capital has represented that it, together with its affiliates and other persons managed or controlled by Mason Capital, owned approximately 9.1% of the Common Shares of ATS outstanding on June 20, 2007. Pursuant to the Standby Purchase Agreement, each of Goodwood and the other Standby Purchasers has agreed that it will exercise its Basic Subscription Privilege in full and, for the benefit of the other Standby Purchasers, each has agreed that it will exercise its Additional Subscription Privilege and acquire Standby Shares under the Standby Purchase Agreement as follows: 20% for Goodwood and 40% for each of Goldman and Mason Capital. See “Description of Offered Securities – Intention of Standby Purchasers to Exercise Rights”.

Dealer Managers:	The Company has engaged BMO Nesbitt Burns Inc. and UBS Securities Canada Inc. (the “Dealer Managers”) to act as financial advisors to the Company and to solicit the exercise of Rights. The Company has agreed to pay each of the two Dealer Managers an advisory fee of U.S.$1,000,000 (for a total of U.S.$2,000,000) for acting as Dealer Managers which will be paid from the proceeds of the Offering.

Use of Proceeds:	The Company intends to use the net proceeds of the Offering to fund the business of its subsidiary, Photowatt International S.A.S. (“Photowatt France”), including to fund a portion of the capital expenditures associated with the manufacturing capacity expansion plan at Photowatt France, for silicon procurement, and to advance research and development at Photowatt France. See “Use of Proceeds”.

Listing and Trading:	The Rights and Common Shares issuable upon the exercise of the Rights will be listed on the TSX. On July 17, 2007, the Rights will commence trading on the TSX under the trading symbol “ATA.RT” and the Common Shares will commence trading on an ex rights basis, meaning that persons purchasing Common Shares on or following that date will not be entitled to receive the related Rights. The Rights will remain listed and posted for trading until noon (Toronto time) on the Expiry Date. The currently outstanding Common Shares are listed and posted for trading on the TSX under the symbol “ATA”.

Risk Factors:	An investment in the Common Shares is subject to a number of risk factors. See “Risk Factors”.

ATS AUTOMATION TOOLING SYSTEMS INC.
     ATS Automation Tooling Systems Inc. (“ATS” or the “Company”) is an industry-leading provider of automation solutions to multinational customers through its Automation Systems Group (“ASG”). ASG provides innovative custom designed built and installed manufacturing solutions to a broadly-diversified base of customers in sectors including healthcare, computer-electronics, automotive, consumer products and energy.
     ATS also includes Photowatt Technologies (“Photowatt”), its solar business division consisting of: Photowatt International S.A.S. (“Photowatt France”), an integrated solar ingot, wafer, cell and module manufacturer; Photowatt USA, a small solar module assembly operation; and Spheral Solar, a solar development project based on silicon sphere technology. Photowatt serves customers worldwide in the growing market for photovoltaic solar energy cells and modules.
     The funding from this Offering will support key elements of the Company’s solar business conducted by Photowatt. See “Use of Proceeds”. On June 20, 2007, ATS announced its intention to focus on its ASG business and to undertake this Offering to fund the business of Photowatt France including to further expand Photowatt’s capacity, to procure silicon supplies and to advance research and development at Photowatt France. The investment of the net proceeds of the Offering in Photowatt is intended to position Photowatt for a strong future as a standalone business, to enhance its value to ATS shareholders and to help facilitate ATS’s strategic plans to exit the solar business. ATS also announced on June 20, 2007, that as part of management’s review of its solar business it: (i) was closing Photowatt’s small solar module assembly facility in New Mexico; (ii) was halting further internal development of Spheral SolarTM technology; and (iii) intended to explore the possible sale or licensing of its Spheral SolarTM assets.
     ATS also includes Precision Components Group (“PCG”), a high volume manufacturer of precision components and subassemblies that uses its own custom-built manufacturing systems, process knowledge and automation technology. Consistent with its strategy to focus on its ASG business, ATS has engaged external advisors to assist in identifying and evaluating strategic alternatives available for its PCG operations, including divestiture.
     ATS is a corporation established pursuant to the laws of the Province of Ontario. One of ATS’s predecessor corporations was established in 1978 by its founder, Klaus D. Woerner. The head office and principal place of business of the Company is 250 Royal Oak Road, Cambridge, Ontario, N3H 4R6.
USE OF PROCEEDS
     The aggregate net proceeds to be derived by the Company from the subscription for Common Shares by Shareholders, including the Standby Purchasers, is estimated to be approximately $102,602,297 after deducting standby fees of $3,857,337 and the estimated expenses of this Offering of approximately $3,750,000, including an advisory fee payable to the Dealer Managers. See “Plan of Distribution”. ATS intends to use the net proceeds from this Offering to fund the business of Photowatt France including to support key elements of its strategies to further develop and strengthen its solar business, as follows: an estimated $20 million for acquisition of equipment to increase Photowatt France’s solar cell manufacturing capacity by 20 megawatts to approximately 80 megawatts; an estimated $30 million for construction of a new building and certain infrastructure required to house the increased solar cell manufacturing capacity and to support future expansion of Photowatt France’s manufacturing capacity up to approximately 135 megawatts; an estimated $16 million for investment in research and development relating to Photowatt France’s manufacturing and research and development capabilities through a collaborative venture with the French Atomic Energy Commission and Electricité de France; and for the procurement of silicon, including the making of advance payments pursuant to existing and prospective silicon supply contracts. The Company intends to use the balance of the net proceeds of this Offering for general corporate purposes of Photowatt France, which may include repayment of indebtedness incurred pursuant to credit facilities in favour of Photowatt France by two French banks to partially finance the recent expansion of Photowatt France’s manufacturing capacity to approximately 60 megawatts, working capital and capital expenditures.
     While ATS currently anticipates that it will use the net proceeds of this Offering received by it as set forth above, depending upon market and other conditions in effect at the time, ATS may re-allocate the net proceeds as it considers appropriate from time to time. This re-allocation will be within the Photowatt France business unless otherwise agreed to by the Standby Purchasers in accordance with the terms of the Standby Purchase Agreement. Pending their application as described above, the net proceeds will be applied to reduce bank indebtedness of Photowatt France, held by Photowatt France, or held by the Company in segregated accounts and invested in investments permitted by the Standby Purchase Agreement.

CONSOLIDATED CAPITALIZATION
     There have been no material changes in the share capitalization of the Company since March 31, 2007. The indebtedness of the Company under its existing credit facilities is estimated to have increased by approximately $32 million since March 31, 2007. The following table sets forth the consolidated capitalization of the Company as at March 31, 2007, before and after giving effect to this Offering. This table should be read in conjunction with the Company’s audited comparative financial statements as at and for the year ended March 31, 2007 incorporated herein by reference.

	Outstanding as at	Outstanding as at March 31, 2007
	March 31, 2007	after giving effect to the Offering (1)
	(in thousands except for number of shares)
Debt:
Bank Indebtedness	$37,204	$37,204
Long-Term Debt	$39,472	$39,472
Shareholders’ Equity:
Share Capital	$327,560	$430,162 (2)
Retained Earnings	$40,048	$40,048
Contributed Surplus	$3,193	$3,193
Cumulative Translation Adjustment	(9,422)	$(9,422)

Total Capitalization:	$438,055	$540,657

(authorized: unlimited)	59,262,005 Common Shares	76,952,155 Common Shares

Notes:

(1)	Assuming full subscription under this Offering at a Subscription Price of $6.23 per Common Share.

(2)	After deducting standby fees of $3,857,337 and estimated expenses of approximately $3,750,000.
DESCRIPTION OF OFFERED SECURITIES
Issue of Rights and Record Date
     Shareholders of record at the close of business (Toronto time) on the Record Date will receive Rights on the basis of one Right for each Common Share held at that time. The Rights permit the holders thereof (provided that such holder is in an Eligible Jurisdiction or is an Approved Eligible Holder) to subscribe for and purchase from the Company an aggregate of approximately 17,690,150 Common Shares assuming exercise in full of the Rights issued hereunder. The Rights are fully transferable in Canada by the holders thereof. See “– Sale or Transfer of Rights”.
     The Rights will be represented by the Rights Certificates that will be issued in registered form. For Shareholders who hold their Common Shares in registered form, a Rights Certificate evidencing the number of Rights to which a holder is entitled and the number of Common Shares which may be obtained on exercise of those Rights will be mailed with a copy of this prospectus to each Shareholder as of the Record Date. See “– Rights Certificate – Common Shares Held in Registered Form”.
     Shareholders that hold their Common Shares through a Participant will not receive physical certificates evidencing their ownership of Rights. On the Record Date, a global certificate representing such Rights will be issued in registered form to, and in the name of, CDS or its nominee, or DTC or its nominee, as the case may be. See “– Rights Certificate – Common Shares Held Through CDS or DTC”.
Subscription Basis
     For every 3.35 Rights held, the holder thereof is entitled to subscribe for one Common Share at the Subscription Price of $6.23 per Common Share. This Subscription Price is equal to approximately 75% of the average of the volume weighted average trading price of a Common Share on the TSX in (i) the period of five trading days ended June 19, 2007, being the business day immediately preceding the day the Offering was publicly announced, and (ii) the period of five trading days commencing June 21, 2007. This Subscription Price calculation formula was determined by negotiation between the Company and the Standby Purchasers. Any subscription for Common Shares will be irrevocable once submitted.
     Fractional Common Shares will not be issued upon the exercise of Rights. Where the exercise of Rights would appear to entitle a holder of Rights to receive fractional Common Shares, the holder’s entitlement will be reduced to the next lowest whole number of Common Shares. CDS Participants that hold Rights for more than one beneficial holder may, upon providing evidence satisfactory to the Company, exercise Rights on behalf of its accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.
Commencement Date and Expiration Date
     The Rights will be eligible for exercise commencing on July 24, 2007 (the “Commencement Date”). The Rights will expire at the Expiry Time on the Expiry Date. Holders who exercise the Rights will become holders of Common Shares issued through the exercise of the Rights on the completion of the Offering, which is expected to occur on or before the second business day following the Expiry Date. RIGHTS NOT EXERCISED PRIOR TO THE EXPIRY TIME ON THE EXPIRY DATE WILL BE VOID.
Basic Subscription Privilege
     Each Shareholder at the close of business on the Record Date is entitled to receive one Right for each Common Share held. For every 3.35 Rights held, the holder (other than an Ineligible Holder), is entitled to acquire one Common Share under the Basic Subscription Privilege at the Subscription Price by subscribing and making payment in the manner described herein on or before the Expiry Time on the Expiry Date. A holder of Rights that subscribes for some, but not all, of the Common Shares pursuant to the Basic Subscription Privilege will be deemed to have elected to waive the unexercised balance of such Rights and such unexercised balance of Rights will be void and of no value unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder. Holders of Rights who exercise in full the Basic Subscription Privilege for their Rights are also entitled to subscribe for the Additional Shares, if any, that are not otherwise subscribed for under the Offering on a pro rata basis, prior to the Expiry Time on the Expiry Date pursuant to the Additional Subscription Privilege. See “– Additional Subscription Privilege”. Fractional Common Shares will not be issued upon the exercise of Rights. Participants that hold Rights for more than one beneficial Shareholder as at the Record Date may, upon providing evidence satisfactory to the Company and the Subscription Agent, exercise Rights on behalf of their accounts on the same basis as if the beneficial owners of Common Shares were holders of record on the Record Date.
     For Common Shares held through a CDS Participant, a subscriber may subscribe for Common Shares by instructing the CDS Participant holding the subscriber’s Rights to exercise all or a specified number of such Rights and forwarding the Subscription Price for each Common Share subscribed for in accordance with the terms of this Offering to such CDS Participant. Subscriptions for Common Shares made in connection with the Offering through a CDS Participant will be irrevocable and subscribers will be unable to withdraw their subscriptions for Common Shares once submitted. Shareholders that hold their Common Shares through a DTC Participant should contact their DTC Participant to determine how Rights may be exercised. Such shareholders should carefully follow the instructions of their DTC Participant in order to exercise their Rights, including instructions regarding when and where the Subscription Price are to be delivered. Participants may have an earlier deadline for receipt of instructions and payment than the Expiry Time on the Expiry Date.
     For Common Shares held in registered form, in order to exercise the Rights represented by a Rights Certificate, the holder of Rights must complete and deliver the Rights Certificate to the Subscription Agent in accordance with the terms of this Offering in the manner and upon the terms set out in this prospectus.
     The Subscription Price is payable in Canadian funds by certified cheque, bank draft or money order drawn to the order of the Subscription Agent. In the case of subscription through a Participant, the Subscription Price is payable by certified cheque, bank draft or money order drawn to the order of such Participant, by direct debit from the subscriber’s brokerage account or by electronic funds transfer or other similar payment mechanism. The entire Subscription Price for Common Shares subscribed for must be paid at the time of subscription and must be received by the Subscription Office prior to the Expiry Time on the Expiry Date. Accordingly, a subscriber subscribing through a Participant must deliver its payment and instructions sufficiently in advance of the Expiry Date to allow the Participant to properly exercise the Rights on its behalf.
     Payment of the Subscription Price will constitute a representation to the Company and, if applicable, to the Participant, by the subscriber (including by its agents) that (i) either the subscriber is not a citizen or resident of an Ineligible

Jurisdiction or the subscriber is an Approved Eligible Holder and (ii) the subscriber is not purchasing the Common Shares for resale to any person which is a citizen or resident of an Ineligible Jurisdiction.
Additional Subscription Privilege
     Each holder of Rights who has exercised in full the Basic Subscription Privilege for its Rights may subscribe for Additional Shares, if available, at a price equal to the Subscription Price for each Additional Share.
     The number of Additional Shares will be the difference, if any, between the total number of Common Shares issuable upon exercise of Rights and the total number of Common Shares subscribed and paid for pursuant to the Basic Subscription Privilege at the Expiry Time on the Expiry Date. Subscriptions for Additional Shares will be received subject to allotment only and the number of Additional Shares, if any, which may be allotted to each subscriber will be equal to the lesser of (a) the number of Additional Shares that such subscriber has subscribed for and (b) the product (disregarding fractions) obtained by multiplying the number of Additional Shares available to be issued by a fraction, the numerator of which is the number of Rights previously exercised by the subscriber and the denominator of which is the aggregate number of Rights previously exercised under the Offering by all holders of Rights that have subscribed for Additional Shares. If any holder of Rights has subscribed for fewer Additional Shares than such holder’s pro rata allotment of Additional Shares, the excess Additional Shares will be allotted in a similar manner among the holders who were allotted fewer Additional Shares than they subscribed for.
     To apply for Additional Shares under the Additional Subscription Privilege, each holder of Rights must forward their request to the Subscription Agent at the Subscription Office or their CDS Participant, as applicable, prior to the Expiry Time on the Expiry Date. Payment for Additional Shares, in the same manner as required upon exercise of the Basic Subscription Privilege, must accompany the request when it is delivered to the Subscription Agent or a CDS Participant, as applicable. Any excess funds will be returned by mail or credited to a subscriber’s account with its CDS Participant, as applicable, by the Subscription Agent, without interest or deduction. Payment of such price must be received by the Subscription Agent prior to the Expiry Time on the Expiry Date, failing which the subscriber’s entitlement to such Common Shares shall terminate. Accordingly, a subscriber subscribing through a CDS Participant must deliver its payment and instructions to a CDS Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the CDS Participant to properly exercise the Additional Subscription Privilege on its behalf. Shareholders that hold their Common Shares through a DTC Participant should contact their DTC Participant to determine how to apply for Additional Shares under the Additional Subscription Privilege. A subscriber subscribing through a Participant must deliver its payment and instructions to its Participant sufficiently in advance of the Expiry Time on the Expiry Date to allow the Participant to properly exercise the Additional Subscription Privilege on its behalf.
Subscription and Transfer Agent
     The Subscription Agent has been appointed the agent of the Company to receive subscriptions and payments from holders of Rights Certificates, to act as registrar and transfer agent for the Common Shares and to perform certain services relating to the exercise and transfer of Rights. The Company will pay for the services of the Subscription Agent. Subscriptions and payments under the Offering should be sent to the Subscription Agent at:

By Mail:	By Registered Mail, Hand or Courier:

Computershare Investor Services Inc.	Computershare Investor Services Inc.
P.O. Box 7021	9th Floor
31 Adelaide Street East	100 University Avenue
Toronto, Ontario M5C 3H2	Toronto, Ontario M5J 2Y1
Attention: Corporate Actions	Attention: Corporate Actions
     Enquiries relating to the Offering should be addressed to the Subscription Agent by telephone at 1-800-564-6253 or the Company at (519) 650-6501.
Rights Certificate — Common Shares Held Through CDS or DTC
     For all Shareholders who hold their Common Shares through a securities broker or dealer, bank or trust company or other Participant in the book based systems administered by CDS Clearing and Depository Services Inc. (“CDS”) or the Depository Trust & Clearing Corporation (“DTC”), a global certificate representing the total number of Rights to which all such Shareholders as at the Record Date are entitled will be issued in registered form to CDS or DTC, as the case may be, and will be deposited with CDS or DTC as the case may be, on the Commencement Date. The Company expects that each beneficial Shareholder will receive a confirmation of the number of Rights issued to it from its Participant in accordance with the practices and procedures of that Participant. CDS and DTC will be responsible for establishing and maintaining book-entry accounts for Participants holding Rights.
     Neither the Company, nor the Subscription Agent will have any liability for (i) the records maintained by CDS, DTC or Participants relating to the Rights or the book-entry accounts maintained by them, (ii) maintaining, supervising or reviewing any records relating to such Rights, or (iii) any advice or representations made or given by CDS, DTC or Participants with respect to the rules and regulations of CDS or DTC or any action to be taken by CDS, DTC or their Participants.
     The ability of a person having an interest in Rights held through a Participant to pledge such interest or otherwise take action with respect to such interest (other than through a Participant) may be limited due to the lack of a physical certificate.
     Shareholders who hold their Common Shares through a Participant must arrange purchases or transfers of Rights through their Participant. It is anticipated by the Company that each such purchaser of a Common Share or Right will receive a customer confirmation of issuance or purchase, as applicable, from the Participant through which such Right is issued or such Common Share is purchased in accordance with the practices and policies of such Participant.
Rights Certificate — Common Shares Held in Registered Form
     For all Shareholders whose Common Shares are held in registered form, a Rights Certificate representing the total number of Rights to which each such Shareholder is entitled as at the Record Date will be mailed with a copy of this prospectus to each such Shareholder. In order to exercise the Rights represented by the Rights Certificate, such holder of Rights must complete and deliver the Rights Certificate in accordance with the instructions set out under “– How to Complete the Rights Certificate”. Rights not exercised by the Expiry Time on the Expiry Date will be void and of no value.
How to Complete the Rights Certificate
1.	Form 1 – Basic Subscription Right. The maximum number of Rights that may be exercised pursuant to the Basic Subscription Privilege is shown in the box on the upper right hand corner of the face of the Rights Certificate. Form 1 must be completed and signed to exercise all or some of the Rights represented by the Rights Certificate pursuant to the Basic Subscription Privilege. If Form 1 is completed so as to exercise some but not all of the Rights represented by the Rights Certificate, the holder of the Rights Certificate will be deemed to have waived the unexercised balance of such Rights, unless the Subscription Agent is otherwise specifically advised by such holder at the time the Rights Certificate is surrendered that the Rights are to be transferred to a third party or are to be retained by the holder.

2.	Form 2 – Additional Subscription Privilege. Complete and sign Form 2 on the Rights Certificate only if you also wish to participate in the Additional Subscription Privilege. See “– Additional Subscription Privilege.”

3.	Form 3 – Transfer of Rights. Complete and sign Form 3 on the Rights Certificate only if you wish to transfer the Rights. Signature must be guaranteed by a Schedule I bank, a major trust company in Canada, or a member of an acceptable Medallion Signature Guarantee Program, including STAMP, SEMP, and MSP. Members of STAMP are usually members of a recognized stock exchange in Canada or members of the Investment Dealers Association of Canada. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed.” It is not necessary for a transferee to obtain a new Rights Certificate to exercise the Rights, but the signatures of the transferee on Forms 1 and 2 must correspond in every particular with the name of the transferee (or the bearer if no transferee is specified) as the absolute owner of the Rights Certificate for all purposes. If Form 3 is completed, the Subscription Agent will treat the transferee as the absolute owner of the Rights Certificate for all purposes and will not be affected by notice to the contrary.

4.	Form 4 – Dividing or Combining. Complete and sign Form 4 on the Rights Certificate only if you wish to divide or combine the Rights Certificate, and surrender it to the Subscription Agent at the Subscription Office. Rights Certificates need not be endorsed if the new Rights Certificate(s) is issued in the same name. The Subscription Agent will then issue a new Rights Certificate in such denominations (totalling the same number of Rights as represented by the Rights Certificate(s) being divided or combined) as are required by the Rights Certificate holder. Rights Certificates must be surrendered for division or combination in sufficient time prior to the Expiry Time to permit the new Rights Certificates to be issued to and used by the Rights Certificate holder.
5.	Payment. Enclose payment in Canadian funds by certified cheque, bank draft or money order payable to the order of “Computershare Investor Services Inc.”. The amount of payment will be $6.23 per Common Share. Payment must also be included for any Common Shares subscribed for under the Additional Subscription Privilege.

6.	Deposit. Deliver or mail the completed Rights Certificate and payment in the enclosed return envelope addressed to the Subscription Agent so that it is received by the Subscription Office listed above before the Expiry Time on the Expiry Date. If mailing, registered mail is recommended. Please allow sufficient time to avoid late delivery. The signature of the Rights Certificate holder must correspond in every particular with the name that appears on the face of the Rights Certificate.
     Signatures by a trustee, executor, administrator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity should be accompanied by evidence of authority satisfactory to the Subscription Agent. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any subscription will be determined by the board of directors of the Company (the “Board of Directors” ) in its sole discretion, and any determination by the Board of Directors will be final and binding on the Company and its security holders. Upon delivery or mailing of the completed Rights Certificate to the Subscription Agent, the exercise of the Rights and the subscription for Common Shares is irrevocable. The Board of Directors reserves the right to reject any subscription if it is not in proper form or if the acceptance thereof or the issuance of Common Shares pursuant thereto could be unlawful. The Board of Directors of the Company also reserves the right to waive any defect in respect of any particular subscription. None of the Board of Directors, the Company or the Subscription Agent is under any duty to give any notice of any defect or irregularity in any subscription, nor will they be liable for the failure to give any such notice. Any holder of Rights that fails to complete their subscription in accordance with the foregoing instructions prior to the Expiry Time on the Expiry Date will forfeit their Rights under the Basic Subscription Privilege and the Additional Subscription Privilege attached to those Rights.
Undeliverable Rights
     Rights Certificates returned to the Subscription Agent as undeliverable will not be sold by the Subscription Agent and no proceeds of sale will be credited to such holders.
Intention of Standby Purchasers to Exercise Rights
     In the Standby Purchase Agreement: Goodwood has represented that it, together with its affiliates and certain investment funds and other persons managed or controlled by Goodwood, owned approximately 11.1% of the Common Shares of ATS outstanding on June 20, 2007 and consequently, Goodwood is an insider of the Company; Goldman has represented that it, together with its affiliates and other persons managed or controlled by Goldman, owned approximately 4.5% of the Common Shares of ATS outstanding on June 20, 2007; and Mason Capital has represented that it, together with its affiliates and other persons managed or controlled by Mason Capital, owned approximately 9.1% of the Common Shares of ATS outstanding on June 20, 2007. Pursuant to the Standby Purchase Agreement, each of Goodwood and the other Standby Purchasers has agreed that it will exercise its Basic Subscription Privilege in full and, for the benefit of the other Standby Purchasers, each has agreed that it will exercise its Additional Subscription Privilege and acquire Standby Shares under the Standby Purchase Agreement as follows: 20% for Goodwood and 40% for each of Goldman and Mason Capital (subject to certain caps which could result in a limited re-allocation of the commitment to purchase Standby Shares among the Standby Purchasers). See “Standby Commitment”.
Sale or Transfer of Rights
     Holders of Rights in registered form in Canada may, instead of exercising their Rights to subscribe for Common Shares, sell or transfer their Rights to any person outside the United States that is not an Ineligible Holder (as defined below) by completing Form 3 on the Rights Certificate and delivering the Rights Certificate to the transferee. See “– How to Complete the Rights Certificate – 3. Form 3 – Transfer of Rights”. A permitted transferee of the Rights of a registered holder of a Rights Certificate may exercise the Rights transferred to such permitted transferee without obtaining a new Rights Certificate. If a Rights Certificate is transferred outside the United States in blank, the Company and the Subscription Agent may thereafter treat the bearer as the absolute owner of the Rights Certificate for all purposes and neither the Company nor the Subscription Agent shall be affected by any notice to the contrary.

     Rights may be transferred only in transactions outside of the United States in accordance with Regulation S under the 1933 Act. Regulation S does permit the resale of the Rights by persons through the facilities of the TSX, provided that the offer is not made to a person in the United States, neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, and no “directed selling efforts”, as that term is defined in Regulation S, are conducted in the United States in connection with the resale. Certain additional conditions are applicable to the Company’s “affiliates”, as that term is defined under the 1933 Act.
     Holders of Rights through CDS Participants in Canada who wish to sell or transfer their Rights must do so in the same manner in which they sell or transfer Common Shares. See “– Rights Certificate – Common Shares Held Through CDS”.
Dividing or Combining Rights Certificates
     A Rights Certificate may be divided, exchanged or combined. See “– How to Complete the Rights Certificate – 4. Form 4 – Dividing or Combining”.
Reservation of Shares
     The Company will, at all times, reserve sufficient unissued Common Shares and will permit the exchange of all the outstanding Rights for Common Shares during the period beginning on the Commencement Date and ending on the Expiry Date at the Expiry Time.
Dilution to Existing Shareholders
     If a Shareholder wishes to retain its current percentage ownership in the Company and assuming that all Rights are exercised, it should purchase all of the Common Shares for which it may subscribe pursuant to the Basic Subscription Privilege for the Rights delivered under the Offering. If that Shareholder does not do so and other holders of Rights exercise any of their Rights, that Shareholder’s current percentage ownership in the Company will be diluted by the issue of Common Shares under this Offering. Shareholders should be aware that the Standby Purchasers have agreed to exercise their Rights under the Basic Subscription Privilege in full pursuant to the Standby Purchase Agreement. See “– Intention of Standby Purchasers to Exercise Rights”.
Ineligible Shareholders
     This Offering is made only in each of the provinces of Canada and in the United States (the “Eligible Jurisdictions”). Accordingly, neither a subscription under the Basic Subscription Privilege nor under the Additional Subscription Privilege will be accepted from any person, or his or her agent, who appears to be, or who the Company has reason to believe is, not resident in an Eligible Jurisdiction (an “Ineligible Holder”), except that the Company may accept subscriptions in certain circumstances from persons in such jurisdictions if the Company determines that such offering to and subscription by such person or agent is lawful and in compliance with all securities and other laws applicable in the jurisdiction where such person or agent is resident (each, an “Approved Eligible Holder”).
     Rights Certificates will not be issued and forwarded by the Company to Shareholders whose registered address is not in an Eligible Jurisdiction and who are not Approved Eligible Holders (“Ineligible Shareholders”). Ineligible Shareholders will be presumed to be resident in the place of their registered address unless the contrary is shown to the satisfaction of the Company. Ineligible Shareholders will be sent the prospectus together with a letter advising them that their Rights Certificates will be issued to and held on their behalf by the Subscription Agent. The letter will also set out the conditions required to be met, and procedures that must be followed, by Ineligible Shareholders wishing to participate in the Rights Offering. Rights Certificates in respect of Rights issued to Ineligible Shareholders will be issued to and held by the Subscription Agent as agent for the benefit of Ineligible Shareholders. The Subscription Agent will hold the Rights until 5:00 p.m. (Toronto time) on August 3, 2007 in order to provide Ineligible Shareholders an opportunity to claim the Rights Certificate by satisfying the Company that the issue of Common Shares pursuant to the exercise of Rights will not be in violation of the laws of the applicable jurisdiction. Following such date, the Subscription Agent, for the account of registered Ineligible Shareholders, will, prior to the Expiry Time on the Expiry Date, attempt to sell the Rights of such registered Ineligible Shareholders represented by Rights Certificates in the possession of the Subscription Agent on such date or dates and at such price or prices as the Subscription Agent shall determine in its sole discretion.
     Beneficial owners of Common Shares registered in the name of a resident of an Ineligible Jurisdiction, who are not themselves resident in an Ineligible Jurisdiction, who wish to be recognized as an Approved Eligible Holder and who believe that their Rights Certificates may have been delivered to the Subscription Agent, should contact the Subscription Agent at their earliest opportunity and in any case in advance of 5:00 p.m. (Toronto time) on August 3, 2007 to request to have their Rights Certificates mailed to them.
     The Rights and the Common Shares issuable on the exercise of the Rights have not been qualified for distribution in any jurisdiction outside the Eligible Jurisdictions (an “Ineligible Jurisdiction”) and, accordingly, may only be offered, sold, acquired, exercised or transferred in transactions not prohibited by applicable securities laws in Ineligible Jurisdictions. Notwithstanding the foregoing, persons located in such Ineligible Jurisdictions may be able to exercise the Rights and purchase Common Shares provided that they furnish an investor letter satisfactory to the Company on or before August 3, 2007. The form of investor letter will be included in the letter sent to holders in such Ineligible Jurisdictions. A holder of Rights in an Ineligible Jurisdiction holding on behalf of a person resident in an Eligible Jurisdiction may be able to exercise the Rights provided the holder certifies in the investor letter that the beneficial purchaser is resident in an Eligible Jurisdiction and satisfies the Company that such subscription is lawful and in compliance with all securities and other applicable laws.
     No charge will be made for the sale of Rights by the Subscription Agent except for a proportionate share of any brokerage commissions incurred by the Subscription Agent and the costs of or incurred by the Subscription Agent in connection with the sale of the Rights. Registered Ineligible Shareholders will not be entitled to instruct the Subscription Agent in respect of the price or the time at which the Rights are to be sold. The Subscription Agent will endeavour to effect sales of Rights on the open market and any proceeds received by the Subscription Agent with respect to the sale of Rights net of brokerage fees and costs incurred and, if applicable, the Canadian tax required to be withheld, will be divided on a pro rata basis among such registered Ineligible Shareholders and delivered by mailing cheques (in Canadian funds) of the Subscription Agent therefor as soon as practicable to such registered Ineligible Shareholders at their addresses recorded on the books of the Company. Amounts of less than $10.00 will not be remitted. The Subscription Agent will act in its capacity as agent of the registered Ineligible Shareholders on a best efforts basis only and the Company and the Subscription Agent do not accept responsibility for the price obtained on the sale of, or the inability to sell, the Rights on behalf of any registered Ineligible Shareholder. Neither the Company nor the Subscription Agent will be subject to any liability for the failure to sell any Rights of registered Ineligible Shareholders or as a result of the sale of any Rights at a particular price or on a particular day. There is a risk that the proceeds received from the sale of Rights will not exceed the costs of or incurred by the Subscription Agent in connection with the sale of such Rights and, if applicable, the Canadian tax required to be withheld. In such event, no proceeds will be remitted.
     Holders of Rights who are not resident in Canada should be aware that the acquisition and disposition of Rights and Common Shares may have tax consequences in the jurisdiction where they reside which are not described herein. Accordingly, such holders should consult their own tax advisors about the specific tax consequences of acquiring, holding and disposing of Rights or Common Shares.
Description of Common Shares
     The Company is authorized to issue an unlimited number of Common Shares of which 59,262,005 were outstanding on July 4, 2007. The holders of Common Shares have the right to:
(a)	receive notice of and to vote at all meetings of Shareholders;

(b)	receive dividends when declared by the Board of Directors; and

(c)	participate in any distribution of the assets of the Company on liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.
RISK FACTORS
     An investment in the Common Shares is subject to a number of risks. A prospective purchaser of such securities should carefully consider the information and risks faced by the Company described in this prospectus and the documents incorporated by reference including without limitation the risk factors set out under the heading “Other Major Considerations and Risk Factors” in management’s discussion and analysis of operating results and financial condition of the Company for the year ended March 31, 2007.

Dilution
     If a Shareholder does not purchase Common Shares pursuant to the Rights, the Shareholder’s current percentage ownership in the Company will be diluted by the issue of Common Shares upon the exercise of Rights by others.
Trading Market for Rights
     Although the Rights will be listed on the TSX, the Company cannot provide any assurance that an active or any trading market in the Rights will develop or that Rights can be sold on the TSX at any time.
Change of Control
     The number of Common Shares to be issued by ATS pursuant to the Offering will represent approximately 30% of the current number of issued and outstanding Common Shares. Collectively, the issuance of this number of Common Shares to holders of Rights, the potential for increased liquidity in the trading of the Common Shares following completion of the Offering, and the Company's June 20, 2007 announcement respecting its intention to focus on its core automation systems business and to apply the net proceeds of the Offering to strengthen its solar business and help facilitate its strategic plans to exit the solar business, could result in a change in circumstances that could give rise to an acquisition of Common Shares by a person or persons acting jointly or in concert that, together with any Common Shares currently owned by such persons, represent more than 50% of the Company’s issued and outstanding Common Shares or a lower percentage that could result in an effective change of control of the Company. If it is determined at any time that there has been an acquisition of control of the Company by a person or group of persons for Canadian tax purposes, the Company may lose the benefit of historical tax losses of the Company and its subsidiaries thereby limiting the Company’s ability to shelter future operating income from tax. See Note 14 to the audited consolidated financial statements of the Company as at and for the years ended March 31, 2007 and 2006 for information concerning such tax losses.
PLAN OF DISTRIBUTION
     Each Shareholder on the Record Date will receive one Right for each Common Share held.
     The Company has applied to list the Rights, the Common Shares issuable upon the exercise of the Rights, and the Standby Shares on the TSX. Approval of such listing will be subject to the Company fulfilling all of the listing requirements of the TSX.
     Pursuant to the dealer manager agreement (the “Dealer Manager Agreement”) dated as of July 5, 2007 among the Company and the Dealer Managers, the Company has retained the Dealer Managers to use reasonable commercial efforts to solicit the exercise of Rights in Canada and in the United States and in such other jurisdictions where such solicitation is permitted under applicable law. In consideration for such services, the Company has agreed to pay each of the Dealer Managers an advisory fee of U.S.$1,000,000 (for a total of U.S.$2,000,000). In addition, the Dealer Managers are to be reimbursed for certain reasonable expenses and to be indemnified by the Company in certain circumstances.
     The obligations of the Dealer Managers under the Dealer Manager Agreement may be terminated at the Dealer Managers’ discretion in certain limited circumstances. The Company may complete the Offering notwithstanding the termination of the Dealer Manager Agreement.
     The Dealer Managers have agreed to comply with applicable securities legislation, regulations, policy statements, rulings, orders and published notices of the securities regulatory authorities in each of the provinces of Canada, of the TSX, and the applicable securities laws of such other jurisdictions in which solicitations to exercise Rights are made, in performing their duties under the Dealer Manager Agreement.
STANDBY COMMITMENT
     The Company entered into a Standby Purchase Agreement with the Standby Purchasers. Pursuant to this Standby Purchase Agreement, the Standby Purchasers have each agreed, severally and not jointly, subject to certain terms and conditions, to purchase (or cause to be purchased) at the Subscription Price, as principal and not with a view to resale or distribution, all Common Shares offered pursuant to the Offering and that are not otherwise purchased pursuant to the Offering (the “Standby Shares”), Goldman and Mason Capital each agreeing to purchase 40% of such Standby Shares and Goodwood agreeing to purchase 20% of such Standby Shares (subject to certain caps which could result in a limited re-allocation of the commitment to purchase Standby Shares among the Standby Purchasers). This prospectus qualifies the distribution of the Standby Shares. In consideration of the agreement of the Standby Purchasers to purchase the Standby Shares as described herein, the Standby Purchasers will be entitled in the aggregate to a fee at closing of the Offering equal to 3.5% of the aggregate gross proceeds of the Offering.
     Each of the Standby Purchasers has provided usual representations, warranties and covenants under the Standby Purchase Agreement. Each of the Standby Purchasers may terminate its obligations under the Standby Purchase Agreement prior to or following the Expiry Date in certain circumstances, including if: (i) final listing approval from the TSX for the Rights or for all of the Common Shares issuable under the Offering is not obtained; (ii) any order is made to cease trading in the Rights or Common Shares; (iii) any inquiry or investigation is commenced that prevents or restricts trading in the Rights or Common Shares; (iv) an event occurs that seriously affects financial markets in Canada; or (v) there is a material adverse change in the business, condition, properties, operations, results of operations or prospects of the Company. The Company will be permitted to terminate the Standby Purchase Agreement in certain limited circumstances. The Company has agreed to indemnify the Standby Purchasers for certain matters including any and all damages and costs arising by reason of any misrepresentations in the prospectus, any order or investigation made based on a misrepresentation in the prospectus, non-compliance with securities laws by the Company (in each case, other than as caused or contributed to by a Standby Purchaser) and any breach or default of the Company under the Standby Purchase Agreement.
     The Standby Purchasers are not engaged as underwriters in connection with the Offering and have not been involved in the preparation of or performed any review of this short form prospectus in the capacity of an underwriter.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
     In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, and Davies Ward Phillips & Vineberg LLP, counsel to the Dealer Managers, the following is a general summary of the principal Canadian federal income tax considerations arising in respect of the receipt of Rights under the Offering. This summary is only applicable to Shareholders who acquire Rights pursuant to the Offering and who, for the purposes of the Tax Act, are resident in Canada and hold their Common Shares, and will hold their Rights and the Common Shares issued pursuant to the exercise of the Rights, as capital property and deal at arm’s length with, and are not affiliated with, the Company. This summary is based on the current provisions of the Tax Act, the regulations thereunder (the “Regulations”) and counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, but does not otherwise take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, or in CRA’s administrative policies or assessing practices.
     This summary does not apply to a Shareholder that is a “financial institution” for purposes of section 142.2 of the Tax Act or a “specified financial institution” as defined for purposes of the Tax Act, nor does it apply to a taxpayer an interest in which is a tax shelter investment for the purposes of the Tax Act.
     This summary is of a general nature only and does not take into account or consider the tax laws of any province or territory or of any jurisdiction outside Canada. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder, and no representations concerning the tax consequences to any particular Shareholder are made. Shareholders should consult their own tax advisers regarding the income tax considerations applicable to them having regard for their particular circumstances.
Receipt of Rights
     No amount will be required to be included in computing the income of a Shareholder as a consequence of acquiring Rights under the Offering. The cost of Rights received under the Offering will be nil. A Right acquired by a Shareholder otherwise than pursuant to the Offering will be regarded as identical to every other Right held by the Shareholder at that time as capital property. For the purpose of determining the adjusted cost base of each Right held by a Shareholder, the cost of Rights so acquired must be averaged with the adjusted cost base to the Shareholder of all other Rights held as capital property immediately prior to such acquisition.
Exercise of Rights
     The exercise of Rights will not constitute a disposition of property for purposes of the Tax Act and, consequently, no gain or loss will be realized upon the exercise of Rights. A Common Share acquired by a Shareholder upon the exercise of Rights will have a cost to the Shareholder equal to the aggregate of the Subscription Price for such Common Share and the adjusted cost base to the Shareholder of the Rights so exercised. The cost of a Common Share acquired by a Shareholder upon the exercise of Rights will be averaged with the adjusted cost base to the Shareholder of all other Common Shares held at that time as capital property to determine the adjusted cost base of each such Common Share to the Shareholder.

Disposition of Rights
     Upon the disposition of a Right by a Shareholder, other than pursuant to the exercise thereof, the Shareholder will realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of reasonable costs of the disposition, exceed (or are less than) the adjusted cost base of the Right to the Shareholder. One-half of a capital gain (a “taxable capital gain”) will be included in the Shareholder’s income, and one-half of a capital loss may be deducted against taxable capital gains in accordance with the detailed rules in the Tax Act in that regard.
Expiry of Rights
     Upon the expiry of an unexercised Right, a Shareholder will realize a capital loss equal to the adjusted cost base of the Right to the Shareholder.
INTERESTS OF EXPERTS
     Certain legal matters relating to the Offering and the Rights and the Common Shares issuable upon the exercise of the Rights to be distributed pursuant to this short form prospectus will be passed upon on behalf of the Company by Blake, Cassels & Graydon LLP and on behalf of the Dealer Managers by Davies Ward Phillips & Vineberg LLP. As at July 4, 2007, the partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Davies Ward Phillips & Vineberg LLP, as a group, beneficially owned, directly or indirectly, less than 1% of the outstanding Common Shares.
AUDITORS, TRANSFER AGENT AND REGISTRAR
     The auditors of the Company are KPMG LLP, independent chartered accountants, located in Waterloo, Ontario.
     The Company’s registrar and transfer agent for the Common Shares and the Rights is Computershare Investor Services Inc. at its principal offices in Toronto, Ontario.
STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION
     Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendments. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus and any amendments contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages must be exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
     The following documents have been filed with the United States Securities Exchange Commission as part of the registration statement of which this Prospectus forms a part: (i) Standby Purchase Agreement dated June 20, 2007 by and among the Company and the Standby Purchasers; (ii) Dealer Manager Agreement dated July 5, 2007 by and among the Company and the Dealer Managers; (iii) the Company’s annual information form for the year ended March 31, 2007, dated June 20, 2007; (iv) the Company’s audited consolidated financial statements and the notes thereto, as at and for the years ended March 31, 2007 and 2006 together with the auditors’ report thereon; (v) the Company’s management’s discussion and analysis of operating results and financial condition for the year ended March 31, 2007; (vi) the Company’s management information circular filed September 29, 2006 prepared in connection with the Company’s annual and special meeting of Shareholders held on October 27, 2006 (incorporated by reference to the Company’s submission to the SEC pursuant to Rule 12g 3-2(b) filed June 12, 2007); (vii) material change report of the Company dated April 5, 2007 (incorporated by reference to the Company’s submission to the SEC pursuant to Rule 12g 3-2(b) filed June 12, 2007); (viii) material change report of the Company dated June 29, 2007; (ix) consent of KPMG LLP; (x) Consent of Blake, Cassels & Graydon LLP; (xi) consent of Davies Ward Phillips & Vineberg LLP; and (xii) powers of attorney.

AUDITORS’ CONSENT
     To the Board of Directors of ATS Automation Tooling Systems Inc.
     We have read the short form prospectus (the “Prospectus”) of ATS Automation Tooling Systems Inc. (the “Company”) dated July 5, 2007 relating to the issue of transferable rights to subscribe for common shares of the Company. We have complied with Canadian generally accepted standards for an auditors’ involvement with offering documents.
     We consent to the incorporation by reference in the above-mentioned Prospectus of our report to the shareholders of the Company on the consolidated balance sheets of the Company as at March 31, 2007 and March 31, 2006 and the consolidated statements of operations, retained earnings and cash flows for the years then ended. Our report is dated June 18, 2007.

Waterloo, Canada July 5, 2007	(signed) KPMG LLP Chartered Accountants

CERTIFICATE OF THE COMPANY
Dated: July 5, 2007
     This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

(Signed) Ronald J. Jutras Chief Executive Officer	(Signed) Gerald R. Beard Chief Financial Officer
On behalf of the Board of Directors

(Signed) Lawrence G. Tapp	(Signed) Robert W. Luba
Director	Director

CERTIFICATE OF THE DEALER MANAGERS
Dated: July 5, 2007
     To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces of Canada. For the purpose of the Province of Québec, to our knowledge, this simplified prospectus, together with documents incorporated herein by reference and as supplemented by the permanent information record, contains no misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

BMO NESBITT BURNS INC.	UBS SECURITIES CANADA INC.

By: (Signed) Harold M. Wolkin	By: (Signed) E.T.N. Larkin

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
EXHIBITS

Exhibit
Number	Description
1.1	Standby Purchase Agreement dated June 20, 2007 by and among the Registrant and certain Standby Purchasers named therein.

1.2	Dealer Manager Agreement dated July 5, 2007 by and among the Registrant and the Dealer Managers named therein.

2.1	The Registrant’s annual information form for the year ended March 31, 2007, dated June 20, 2007.

2.2	The Registrant’s audited consolidated financial statements and the notes thereto, as at and for the years ended March 31, 2007 and 2006 together with the auditors’ report thereon.

2.3	The Registrant’s management’s discussion and analysis of operating results and financial condition for the year ended March 31, 2007.

2.4	The Registrant’s management information circular filed September 29, 2006 prepared in connection with the Registrant’s annual and special meeting of Shareholders held on October 27, 2006.*

2.5	Material change report of the Registrant dated April 5, 2007.*

2.6	Material change report of the Registrant dated June 29, 2007.

3.1	Consent of KPMG LLP.

3.2	Consent of Blake, Cassels & Graydon LLP.

3.3	Consent of Davies Ward Phillips & Vineberg LLP.

4.1	Powers of Attorney (contained on the signature page of this Registration Statement).

*	Incorporated by reference to The Registrant’s submission to the Commission pursuant to Rule 12g3-2(b) filed June 12, 2007.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-7 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Province of Ontario on the 5th day of July, 2007.

ATS AUTOMATION TOOLING SYSTEMS INC.
By:	/s/ Ronald J. Jutras
Ronald J. Jutras
President and Chief Executive Officer

POWER OF ATTORNEY
     Each person whose signature appears below constitutes and appoints Ronald J. Jutras and Gerald R. Beard and each of them as attorneys-in-fact with full power of substitution, severally, to execute in the name and on behalf of the issuer and each such person, individually, and in each capacity stated below, one or more amendments (including post-effective amendments) to the registration statement as the attorney-in-fact acting in the premises deems appropriate and to file any such amendment to the registration statement with the Securities and Exchange Commission.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Ronald J. Jutras Ronald J. Jutras	President and Chief Executive Officer and Director (Principal Executive Officer)	July 5, 2007
/s/ Gerald R. Beard Gerald R. Beard	Vice-President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	July 5, 2007
/s/ Lawrence G. Tapp Lawrence G. Tapp	Director	July 5, 2007
/s/ Robert W. Luba Robert W. Luba	Director	July 5, 2007
/s/ William J. Biggar William J. Biggar	Director	July 5, 2007
Gerald A. Hooper	Director
Peter S. Janson	Director
Nelson M. Sims	Director
      Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the Authorized Representative has duly caused this Registration Statement to be signed on its behalf by the undersigned, solely in its capacity as the duly authorized representative of ATS Automation Tooling Systems Inc. in The City of Cambridge, Province of Ontario on the 5th day of July, 2007.

ATS CAROLINA INC.
By:	/s/ Carl Galloway
	Name:	Carl Galloway
	Title:	Treasurer

INDEX TO EXHIBITS

Exhibit
Number	Description
1.1	Standby Purchase Agreement dated June 20, 2007 by and among the Registrant and certain Standby Purchasers named therein.

1.2	Dealer Manager Agreement dated July 5, 2007 by and among the Registrant and the Dealer Managers named therein.

2.1	The Registrant’s annual information form for the year ended March 31, 2007, dated June 20, 2007.

2.2	The Registrant’s audited consolidated financial statements and the notes thereto, as at and for the years ended March 31, 2007 and 2006 together with the auditors’ report thereon.

2.3	The Registrant’s management’s discussion and analysis of operating results and financial condition for the year ended March 31, 2007.

2.4	The Registrant’s management information circular filed September 29, 2006 prepared in connection with the Registrant’s annual and special meeting of Shareholders held on October 27, 2006.*

2.5	Material change report of the Registrant dated April 5, 2007.*

2.6	Material change report of the Registrant dated June 29, 2007.

3.1	Consent of KPMG LLP.

3.2	Consent of Blake, Cassels & Graydon LLP.

3.3	Consent of Davies Ward Phillips & Vineberg LLP.

4.1	Powers of Attorney (contained on the signature page of this Registration Statement).

*	Incorporated by reference to The Registrant’s submission to the Commission pursuant to Rule 12g3-2(b) filed June 12, 2007.